                                                             United States
                                                  Securities and Exchange Commission
                                                         Washington, DC 20549

                                                           ----------------

                                                               Form 11-K

                                                             Annual Report
                                                   Pursuant to Section 15(d) Of The
                                                    Securities Exchange Act of 1934

(Mark One):

 x       Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
---
         [No Fee Required, Effective October 7, 1996].

For the fiscal year ended  December 31, 2002
                           -------------------------------------------------------------------------------------

                                                                  OR

___      Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of
         1934 [No Fee Required].

         For the transition period from ______ to _______

                                                     Commission file number 001-9936

                                                  SOUTHERN CALIFORNIA EDISON COMPANY
                                                        STOCK SAVINGS PLUS PLAN
                                                       (Full Title of the Plan)

                                                         EDISON INTERNATIONAL
                                                           (Name of Issuer)

                                  2244 Walnut Grove Avenue (P.O. Box 800), Rosemead, California 91770
                                                (Address of principal executive office)

                                                Southern California
                                                      Edison Company
                                             Stock Savings Plus Plan

                                                          Financial Statements
                                                     and Supplemental Schedule
                                          As of December 31, 2002 and 2001 and
                                          for the Year Ended December 31, 2002

                                                                         Southern California Edison Company
                                                                                     Stock Saving Plus Plan

                                                                                                   Contents

         Report of Independent Public Accountants                                                        3

         Consent of Independent Public Accountants                                                       4

         Financial Statements

                      Statements of Net Assets Available for Plan Benefits as
                        of December 31, 2002 and 2001 (in 000's)                                         5

                      Statements of Changes in Net Assets Available for Plan Benefits
                        for the Year Ended December 31, 2002 (in 000's)                                  6

         Notes to Financial Statements                                                                7-17

         Supplemental Schedule

         Schedule 1:  Part IV - Line 4i - Schedule of Assets Held
         as of December 31, 2002                                                                     18-21

Note:    Schedules  other than that listed  above have been  omitted  because  they are not  applicable  or are not  required by 29
         CFR 2520.103-10 of the Department of Labor's Rules and  Regulations  for Reporting and  Disclosure  under the Employee
         Retirement Income Security Act of 1974, as amended.

Report of Independent Public Accountants

To the Southern California Edison Company
    Benefits Committee

We have audited the accompanying statements of net assets available for plan benefits of the Southern California Edison Company
Stock Savings Plus Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002.  These financial statements and the schedule referred to below are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO SEIDMAN, LLP
BDO SEIDMAN, LLP

Los Angeles, California
June 19, 2003

Consent Of Independent Public Accountants

As independent public accountants, we hereby consent to the incorporation by reference into Edison International's previously filed registration statements listed below of our report dated June 19, 2003 included in the Southern California Edison Company Stock
Savings Plus Plan's Form 11-K for the year ended December 31, 2002, and to all references to our Firm included in this Form 11-K or in the registration statements listed below:

       Registration Form                File No.                 Effective Date
       -----------------                --------                 --------------

       Form S-8                         333-101038               November 6, 2002
       Form S-8                         333-74240                November 30, 2001

BDO SEIDMAN, LLP
BDO SEIDMAN, LLP

Los Angeles, California
June 19, 2003

                                                                                                  Southern California Edison Company
                                                                                                              Stock Saving Plus Plan

                                                                                     Statements of Net Assets Available for Benefits

December 31,                                                                      2002                  2001
--------------------------------------------------------------------------------------------------------------------

                                                                                          (in 000's)
Assets

Investments, at fair value                                                 $       1,524,096     $      1,710,228

Receivables
   Dividends receivable                                                                  202                  212
   Interest receivable                                                                   327                  556
   Profit sharing receivable                                                           2,193                2,828
   Receivable from brokers                                                               796                  632
                                                                         -----------------------------------------

   Total receivables                                                                   3,518                4,228
                                                                         -----------------------------------------

Total assets                                                                       1,527,614            1,714,456
                                                                         -----------------------------------------

Liabilities
   Payable to brokers and others                                                          19                   19
                                                                         -----------------------------------------

Total liabilities                                                                         19                   19
                                                                         -----------------------------------------

Net assets available for benefits                                          $       1,527,595     $      1,714,437
                                                                         =========================================

                                                                                     See accompanying notes to financial statements.

                                                                                                  Southern California Edison Company
                                                                                                              Stock Saving Plus Plan

                                                                      Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31,                                                                                  2002
--------------------------------------------------------------------------------------------------------------------

                                                                                                      (in 000's)
Additions

Investment income
   Dividend                                                                                         $       6,902
   Interest                                                                                                 9,955
                                                                                               -------------------

                                                                                                           16,857
Less:  Management fees                                                                                        525
                                                                                               -------------------

Net investment income                                                                                      16,332
                                                                                               -------------------

Contributions
   Employer contributions, net of forfeitures                                                              41,281
   Participant contributions                                                                               86,506
                                                                                               -------------------

Total contributions                                                                                       127,787
                                                                                               -------------------

Total additions                                                                                           144,119

Deductions
   Distributions to participants                                                                           68,680
   Net depreciation in fair value of investments                                                          262,281
                                                                                               -------------------

Total deductions                                                                                          330,961
                                                                                               -------------------

Net decrease                                                                                             (186,842)
                                                                                               -------------------

Net assets available for plan benefits
   Beginning of year                                                                                    1,714,437
                                                                                               -------------------

   End of year                                                                                      $   1,527,595
                                                                                               ===================

                                                                                      See accompanying notes to financial statement.

                                                                                                  Southern California Edison Company
                                                                                                              Stock Saving Plus Plan

                                                                                                       Notes to Financial Statements

1.      Plan Description           The following  description of the Southern  California Edison Company (the Plan
                                   Sponsor)   Stock   Savings   Plus  Plan  (the  Plan)   provides   only  general
                                   information.  Participants  should  refer to the Summary Plan  Description  and
                                   Plan  document,  as  amended,  for a more  complete  description  of the Plan's provisions.

                                   Nature of Plan

                                   Eligibility

                                   The  Plan is a  defined-contribution  plan  with a  401(k)  feature,  in  which qualifying  full-time  or  part-time  employees  of Edison  International  (the
                                   Company) and  substantially  all of its  subsidiary  companies  are eligible to participate.  The Plan is subject to the provisions of the Employee  Retirement
                                   Income  Security  Act of 1974  (ERISA).  An  employee,  as  defined by the Plan document, is eligible to participate in the Plan immediately upon employment.

                                   Contributions

                                   Subject to statutory  limits,  all  participants  may defer up to 84 percent of eligible pay.  Participating  employers provide matching contributions from 2.8
                                   to  6  percent  of  a  participant's   eligible  pay.   Certain   participating
                                   subsidiaries  also provide a fixed profit sharing  contribution of 3 percent of eligible  pay  each pay  period  and a  variable  profit  sharing  contribution annually to eligible  employees.  The Plan also accepts rollover  contributions from other qualified plans.

                                   Vesting

                                   Participants  immediately  vest in their  contributions  plus  actual  earnings thereon.  Employer contributions plus actual earnings thereon vest at a rate of
                                   20  percent  per year for all  participants.  After  five  years of  service or reaching  age 65, all  existing  and future  employer  contributions  are fully vested.

                                                                                                  Southern California Edison Company
                                                                                                              Stock Saving Plus Plan

                                                                                                       Notes to Financial Statements

1.      Plan Description           Forfeitures
        (Continued)
                                   At  December 31,  2002, and 2001,  the unused  portion of forfeited  non-vested accounts  totaled $1,313 and $6,140,  respectively.  These accounts are used to reduce  future  employer  contributions.  During 2002,  employer  contributions were reduced by $283,403 from forfeited non-vested accounts.

                                   Plan Trust

                                   Plan  assets are held in trust with State  Street Bank and Trust  Company  (the
                                   Trustee) for the benefit of participants  and their  beneficiaries.  The mutual covenants  to which the  Company  and the Trustee  agree are  disclosed  in the
                                   Stock Savings Plus Plan Trust Agreement.

                                   Plan Administration

                                   The Plan is administered  by the Southern  California  Edison Company  Benefits
                                   Committee  (the  Plan  Administrator).  Hewitt  Associates  LLC is  the  Plan's
                                   record keeper.  The Plan provides  investment  choices in 52 investment  funds.
                                   The Plan's prospectus  provides a detailed  description of each investment fund choice and the respective investment manager.

                                   Administrative and Investment Expenses

                                   The Plan Sponsor pays the cost of  administering  the Plan,  including fees and expenses of the Trustee and record keeper.  The fees,  taxes and other expenses incurred by the Trustee or investment  managers in making  investments are paid out of  the  applicable  fund.  This  includes  brokerage  fees  for  sales  or purchases  of  Edison  International  Common  Stock  on  the  open  market.  No additional costs are incurred in connection with sales of Edison  International
                                   Common Stock within the trust or the transfer of assets between funds.

                                                                                                  Southern California Edison Company
                                                                                                              Stock Saving Plus Plan

                                                                                                       Notes to Financial Statements

1.      Plan Description           Mutual funds pay fees to the Plan record keeper for administrative  services to
        (Continued)                participants  that  would  otherwise  have  to be  provided  by the  fund.  The majority  of fees  received  by the Plan  record  keeper are used to reduce the record keeping and communication expenses of the Plan.

                                   Participant Accounts

                                   Each participant account is increased for the participant's  contribution,  the
                                   employer's   contribution,   if  applicable,   and  allocations  of  investment
                                   earnings.  Allocation  of earnings and  expenses is based on account  balances, as  defined.  The  benefit to which a  participant  is  entitled is the benefit that can be provided from the vested portion of the participant's account.

                                   Participant Loans Receivable

                                   Participants  may borrow from their account,  a minimum of $1,000 and up to the lesser of  $50,000  reduced by the  highest  loan  balance  during the prior 12 months or 50 percent of their vested account  balance.  Loan  transactions  are treated  as a  transfer  from (to) the  investment  fund to (from)  Participant
                                   Loans.  Loan terms range from one to four years for general purpose loans or up to 15 years for the  purchase of a primary  residence.  Loans bear  interest at
                                   Prime Rate plus one percent.  Interest  rates of  outstanding  loans range from
                                   5.25 percent to  10.5 percent.  Principal and interest are paid ratably through payroll  deductions.  Some separated  participants  may repay loan  obligations directly, rather than through payroll deductions.

                                   Payment of Benefits

                                   Account  balances  of  $5,000  or less  are  distributed  after  a  participant terminates  employment,  dies,  or becomes  permanently  and totally  disabled.
                                   Participants  terminating  employment  and  retirees  having  account  balances greater  than  $5,000  may elect to  receive  their  distributions  at any time before  turning  age  70-1/2.  They  may  choose  a  lump  sum,  partial  or  an installment  form of payment.  Minimum  distribution  requirements  must be met after age 70-1/2.

                                                                                                  Southern California Edison Company
                                                                                                              Stock Saving Plus Plan

                                                                                                       Notes to Financial Statements

1.      Plan Description           Profit Sharing
        (Continued)
                                   Certain non-represented  employees of Edison Mission Energy, Edison Enterprises and their participating  subsidiaries are eligible for two types of profit/gain sharing contributions:

                                   (i)      Fixed  profit/gain  sharing is comprised of a 3%  profit/gain  sharing contribution  each pay  period  to the  Plan on  behalf  of  eligible employees.  Fixed profit/gain sharing  contributions in 2002 amounted to $2,221,190.

                                   (ii)     Variable  profit/gain  sharing is  comprised of an  additional  annual profit/gain  sharing  contribution  to the Plan on behalf of eligible employees  if  certain  business  objectives  are  reached.  Variable profit/gain sharing  contribution made in 2003 for the 2002 plan year amounted to $2,193,136.  Such amount is presented as "Profit  sharing receivable"  on  the  statement  of Net  Assets  Available  for  Plan
                                             Benefits as of December 31, 2002.

2.      Summary of Significant     Basis of Accounting
        Accounting
        Policies                   The financial  statements  are presented on the accrual basis of accounting and in  conformity  with  accounting  principles  generally  accepted in the United
                                   States applicable to employee benefit plans and ERISA.

                                   Use of Estimates

                                   The   preparation  of  financial   statements  in  conformity  with  accounting
                                   principles  generally  accepted  in  the  United  States  of  America  requires management to make estimates and assumptions  that affect the reported  amounts of assets,  liabilities,  and changes  therein,  and  disclosure  of contingent assets and liabilities. Actual results could differ from those estimates.

                                                                                                  Southern California Edison Company
                                                                                                              Stock Saving Plus Plan

                                                                                                       Notes to Financial Statements

2.      Summary of Significant     Risks and Uncertainties
        Accounting
        Policies                   The  Plan's  investment  in  Edison  International  Common  Stock  amounted  to
        (Continued)                approximately  $405,530,000  and $382,507,000 as of December 31, 2002 and 2001,
                                   respectively.  Such investments  represented  approximately  27% and 22% of the
                                   Plan's total assets as of December 31, 2002 and 2001,  respectively.  For risks
                                   and  uncertainties   regarding  Edison  International  and  the  Plan  Sponsor, participants  should  refer to the  December  31,  2002 10-Ks and the March 31,
                                   2003,  Form 10-Qs of Edison  International  and the Plan Sponsor filed with the
                                   Securities and Exchange Commission.

                                   The Plan  provides for various  investment  options  that invest in  investment securities.  Investment  securities  are  exposed  to  various  risks  such  as interest  rate,  market and credit  risk.  Due to the level of risk  associated with certain  investment  securities  and the level of  uncertainty  related to changes  in the  value of  investment  securities,  it is at  least  reasonably possible  that  changes  in risk  in the  near  term  would  materially  affect participants'  account  balances and the amounts  reported in statements of net assets  available  for plan benefits and the statement of changes in net assets available for plan benefits.

                                   The Plan invests in various  investment  options that invest in  securities  of
                                   foreign   companies,   which  involve  special  risks  and  considerations  not
                                   typically  associated  with  investing in U.S.  companies.  These risks include devaluation of currencies,  less reliable information about issuers,  different
                                   securities  transaction  clearance  and  settlement  practices,   and  possible
                                   adverse  political  and economic  developments.  Moreover,  securities  of many foreign  companies  and their  markets may be less liquid and their prices more volatile than securities of comparable U.S companies.

                                                                                                  Southern California Edison Company
                                                                                                              Stock Saving Plus Plan

                                                                                                       Notes to Financial Statements

2.      Summary of Significant     Investment Valuation and Income Recognition
        Accounting
        Policies                   The  Plan's  investments  are  stated at fair value or  estimated  fair  value.
        (Continued)                Investments  in the mutual  funds are  valued at quoted  market  prices,  which represent  the units  held by the Plan at year end.  Investments  in the common collective  funds invests in Premixed  Portfolios  and Core Funds (see Note 4).
                                   Investments  in the common  collective  funds are valued at net asset  value of shares  held by the plan at  year-end.  Edison  International  Common  Stock is valued at its  quoted  market  price.  Participant  loans  are  valued at cost, which  approximates fair value.  Purchases and sales of securities are recorded on a  trade-date  basis.  Interest  income is recorded  on the  accrual  basis.
                                   Dividends are recorded on the ex-dividend date.

                                   Net Appreciation (Depreciation) in Fair Value of Investments

                                   Realized  and  unrealized  appreciation  (depreciation)  in the  fair  value of investments is based on the difference  between the fair value of the assets at the  beginning  of the year,  or at the time of purchase  for assets  purchased during the year,  and the related  fair value on the day  investments  are sold with  respect to realized  appreciation  (depreciation),  or on the last day of the year for unrealized appreciation (depreciation).

                                   Distributions to Participants

                                   Distributions to participants are recorded when paid.

3.      Investment Elections       The Trustee invests all contributions in accordance with participant instructions.

                                   Participants  may elect changes to their investment mix effective each business
                                   day.   Participants  may  elect  changes  to  their  deferral  percentages  and deferral investment elections coincident with their pay frequency.

                                                                                                  Southern California Edison Company
                                                                                                              Stock Saving Plus Plan

                                                                                                       Notes to Financial Statements

4.      Investment                 The  transfer of the  participants'  investment  from the Edison  International
        Options                    Common  Stock Fund to all other funds is valued at the closing  market price on the date of the transfer.  The transfer of the  participants'  investment  from all other funds to the Edison  International Common Stock Fund, or to any other fund,  is based on the actual  market  value  balance  (including  earnings and market  adjustments) in each  participant's  account,  as of close of market on the date of transfer.

                                   All  participants  can  choose   investments  from  among  52  investment  fund
                                   offerings.  These investment funds consist of the following:

                                   o        Three  Pre-mixed  Portfolios - Funds are invested in portfolios  which include U.S. stocks, non-U.S. stocks and corporate and government bonds;

                                   o        Seven Core Funds - Funds are  invested in a broad  selection  of asset classes;  large and small U.S. stocks,  non-U.S.  stocks and fixed income instruments; and

                                   o        Forty-two  Mutual  Funds - Funds are  invested  in a variety of retail mutual funds from multiple asset classes.

                                   Participants  should refer to the Summary Plan  Description for a more complete discussion of the various investment options.

                                                                                                  Southern California Edison Company
                                                                                                              Stock Saving Plus Plan

                                                                                                       Notes to Financial Statements

5.      Investments                The  following  presents  investments  that  represent 5 percent or more of the
                                   Plan's net assets:

                                  December 31,                                    2002                2001
                                  -------------------------------------------------------------------------------

                                                                                         (in 000's)

                                  Edison International Common Stock
                                  Fund, 32,290,175 and 23,989,866
                                  shares, respectively (See Note 7)         $      405,530       $     382,507

                                  BZW Barclay's Global Investors -
                                  Equity Index Fund, 7,452,725 and
                                  8,826,080 units, respectively                    188,290             265,040

                                  Frank Russell Trust Company - Balanced
                                  Fund, 4,541,299 and 4,883,672 units,
                                  respectively                                      96,382             115,018

                                  State Street Bank - Money Market Fund,
                                  256,733,298 and 257,316,140 units,
                                  respectively (See Note 7)                        256,733             256,857

                                   During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows (in 000's):

                                  December 31,                                                       Amount
                                  -------------------------------------------------------------------------------

                                                                                                   (in 000's)

                                  Edison International Common Stock Fund
                                    (Note 7)                                                     $      86,155
                                  Common Collective Funds                                               90,683
                                  Mutual Funds                                                          85,443
                                                                                                 ---------------

                                                                                                 $     262,281
                                                                                                 ===============

                                                                                                  Southern California Edison Company
                                                                                                              Stock Saving Plus Plan

                                                                                                       Notes to Financial Statements

6.       Reconciliation of          The following is a reconciliation of net assets available for plan
         Financial                  benefits per the financial statements to the Form 5500:
         Statements to
         Form 5500                  December 31,                                2002                 2001
                                    ---------------------------------------------------------------------------
                                                                                        (in 000's)
                                    Net assets available for plan
                                      Benefits per the financial
                                      Statements                             $ 1,527,595           $ 1,714,437
                                    Less:  Amounts allocated to
                                      Withdrawing participants                       785                   507
                                                                          ---------------        --------------

                                    Net assets available for plan
                                      benefits per the Form 5500             $ 1,526,810           $ 1,713,930
                                                                          ===============        ==============

                                   The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                   December 31,                                                        2002
                                  -------------------------------------------------------------------------------

                                                                                                     (in 000's)

                                   Benefits paid to participants per the
                                     financial statements                                        $       68,680
                                   Add:  Amounts allocated to
                                     withdrawing participants at
                                     December 31, 2002                                                      785
                                   Less:  Amounts allocated to
                                     withdrawing participants at
                                     December 31, 2001                                                      507
                                                                                                -----------------

                                   Benefits paid to participants per the
                                     Form 5500                                                   $       68,958
                                                                                                =================

                                Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not paid as of that date.

                                                                                                  Southern California Edison Company
                                                                                                              Stock Saving Plus Plan

                                                                                                       Notes to Financial Statements

7.      Related Party Transactions The Money  Market  Fund was  managed by State  Street  Bank and Trust  Company, which also serves as the Plan's  Trustee.  As such,  transactions  in the Money
                                   Market  Fund  qualify as  party-in-interest  transactions.  Fees  earned by the
                                   Trustee in its  capacity as fund  manager for the Plan were  $446,267  for 2002 and were  reported  as  reduction  to  investment  income on the  Statement  of
                                   Changes in Net Assets Available for Plan Benefits.

                                   The Plan's  investment  options  include the  Company's  Common Stock as a fund option.  State Street  Global  Advisors,  an affiliate of State Street Bank and
                                   Trust Company,  is the investment  manager of the Edison  International  Common
                                   Stock Fund.  As such,  transactions  in the Edison  International  Common Stock
                                   Fund  qualify as  party-in-interest  transactions.  Fees earned by State Street
                                   Global  Advisors  in its  capacity  as the  investment  manager  of the  Edison
                                   International  Common Stock Fund were  $78,379 for 2002 and were  reported as a reduction  to  investment  income on the  Statement  of  Changes  in Net Assets
                                   Available for Plan Benefits.

8.      Plan Termination           Although it has not  expressed  intent to do so, the Plan Sponsor has the right under the Plan to discontinue  its  contributions  at any time and to terminate
                                   the  Plan  subject  to  the   provisions  of  ERISA.   In  the  event  of  Plan
                                   termination,  participants  will become  fully  vested in their  accounts.  The trust  will  continue  after  termination  until  all  Trust  assets  have been distributed to participants and their beneficiaries.

9.      Tax Status                 The  Internal  Revenue  Service  (IRS) has  determined  and  informed  the Plan
                                   Sponsor by a letter  dated May 22,  2002,  that the Plan and  related  trust as amended through  November 29, 2001 are qualified under  applicable  sections of the Internal  Revenue Code (IRC).  The Plan has been  amended  since  receiving the determination letter.

                                                                                                  Southern California Edison Company
                                                                                                              Stock Saving Plus Plan

                                                                                                       Notes to Financial Statements

10.     Employee Stock Ownership   The Edison  International  Common  Stock Fund  constitutes  an  employee  stock
        Plan                       ownership  plan that allows for the current  distribution  of  dividends to all participants.  There were no such  distributions  for the year  ended  December
                                   31, 2002, because no dividends were declared or paid.

11.     Plan Sponsor's Liquidity   As the  result of a  settlement  agreement  entered  into  with the  California
        Crisis                     Public Utilities  Commission on October 5, 2001, the Plan Sponsor has been able to avoid filing for protection  under the U.S.  Bankruptcy Code. In March 2002, the Plan Sponsor repaid its undisputed past-due  obligations and near-term debt maturities.  The  Plan  Sponsor's  payment  of  these  amounts  did not  have a negative impact on the Plan's financial condition.

12.     Subsequent                 The  Plan  has  been  amended  once  in  2003  to  permit  participation  of an
        Events                     additional Edison International subsidiary company.

                                   Effective  May 14,  2003,  the Plan's  name was  changed  to the Edison  401(k)
                                   Savings Plan.

                                                                                                  Southern California Edison Company
                                                                                                              Stock Saving Plus Plan

                                                                             Schedule I: Part IV - Line 4i - Schedule of Assets Held
                                                                                                             As of December 31, 2002

                                                                                                                    EIN:  95-1240335
                                                                                                                    Plan Number: 002

                                                                                                          (d)
                      (b)                                             (c)                               Current
       Identity of Issuer, Borrower,          Description of Investment Including Maturity Date,         Value
 (a)   Lessor, or Similar Party               Rate of Interest, Par or Maturity Value                  (in 000's)
---------------------------------------------------------------------------------------------------------------------

  *    Edison International Stock Fund        Common Stock - No Par Value                            $    405,530

       BZW Barclay's Global Investors         Common Stock Fund - Collective Investment in the
                                                BZW Barclay's Global Investors Equity Index Fund          188,290

       Frank Russell Trust Company            Balanced Fund - Collective Investment in Frank
                                                Russell Balanced Fund                                      96,382

  *    State Street Bank & Trust Co.          Money Market Fund - Collective Investment in the
                                                State Street Bank Short-Term Income Fund                  256,733

       Frank Russell Trust Company            Bond Fund - Collective Investment in Frank Russell
                                                Intermediate-Term Bond Fund                                71,829

       Frank Russell Trust Company            US Large Company - Collective Investment in Frank
                                                Russell US Large Company Equity I Fund                     32,665

       Frank Russell Trust Company            US Small Company - Collective Investment in Frank
                                                Russell US Small Company Equity II Fund                    26,108

       Frank Russell Trust Company            Conservative Growth Portfolio - Collective
                                                Investment in Frank Russell Conservative
                                                Balanced Fund                                              23,358

       Frank Russell Trust Company            Aggressive Growth Portfolio - Collective
                                                Investment in Frank Russell Aggressive Balanced
                                                Fund                                                       39,260

       American Funds                         Europacific Growth Funds - Collective Investment
                                                in The American Funds Group Europacific Growth
                                                Fund                                                       18,159

       T. Rowe Price                          Collective Investment in T. Rowe Price Science and
                                                Technology Fund                                            26,746

       Janus Investment Funds                 Collective Investment in Janus Worldwide Fund                21,109

                                                                                                  Southern California Edison Company
                                                                                                              Stock Saving Plus Plan

                                                                             Schedule I: Part IV - Line 4i - Schedule of Assets Held
                                                                                                             As of December 31, 2002

       Janus Investment Funds                 Collective Investment in Janus Balanced Fund                 18,111

       Putnam                                 Collective Investment in Voyager A Fund                       9,920

       Franklin Strategic                     Collective Investment in Franklin Small Cap Growth
                                                Fund A                                                      8,529

       Artisan                                Collective Investment in Small Cap Growth Fund                1,781

       Dreyfus Management                     Collective Investment in Appreciation Fund                    6,236

       Turner Funds                           Collective Investment in Turner Small Cap Growth
                                                Fund                                                        7,894

       Fidelity Funds                         Collective Investment in Fidelity Select Health
                                                Care Fund                                                   9,292

       American Funds                         Collective Investment in Washington Mutual
                                                Investors Fund                                             11,720

       Dreyfus Management                     Collective Investment in Dreyfus Disciplined Stock
                                                Fund                                                        3,051

       William Blair.                         Collective Investment in Small Cap Growth Fund                  866

       T. Rowe Price                          Collective Investment in Mid-Cap Growth                      10,307

       Putnam                                 Collective Investment in International Growth Fund
                                                A                                                           5,973

       Fidelity Investments                   Collective Investment in Spartan High Income Fund             3,668

       Morgan Stanley Dean Witter             Collective Investment in Inst Equity Growth B Funds           3,960

  *    Hewitt Series                          Collective Investment in Hewitt Money Market Fund            16,056

       PIMCO                                  Collective Investment in Total Return Fund Admin
                                                Shares                                                     18,667

       Fidelity Investments                   Collective Investment in Utilities Income Fund                1,919

                                                                                                  Southern California Edison Company
                                                                                                              Stock Saving Plus Plan

                                                                             Schedule I: Part IV - Line 4i - Schedule of Assets Held
                                                                                                             As of December 31, 2002

       Fidelity Investments                   Collective Investment in Select Financial Services
                                                Funds                                                       5,211

       Baron Asset                            Collective Investment in Baron Asset Fund                     1,262

       American Century                       Collective Investment in International Growth
                                                Investor Fund                                               1,182

       PIMCO                                  Collective Investment in Low Duration Fund                    6,776

       MAS Small Cap                          Collective Investment in MAS Small Cap Value Fund             1,949

       Scudder-Dreman                         Collective Investment in Scudder -Dreman High
                                                Return Equity A Fund                                       12,790

       Putnam                                 Collective Investment in Europe Growth A Fund                   688

       Putnam                                 Collective Investment in Capital Appreciation A
                                                Fund                                                          914

       Berger                                 Collective Investment in Small Cap Value Fund                14,504

       T. Rowe Price                          Collective Investment in Value Fund                           5,851

       Fidelity Investments                   Collective Investment in Diversified International
                                                Fund                                                        2,752

       Templeton                              Collective Investment in Developing Markets Fund A            1,754

       PIMCO                                  Collective Investment in RCM Global Technology
                                                Fund A                                                      1,650

       American Balanced                      Collective Investment in American Balance Fund               15,051

       PIMCO                                  Collective Investment in Capital Appreciation
                                                Admin Fund                                                  2,433

       PIMCO                                  Collective Investment in Long Term US Government
                                                Bonds                                                      17,050

       T. Rowe Price                          Collective Investment in Small Cap Stock Fund                 4,702

                                                                                                  Southern California Edison Company
                                                                                                              Stock Saving Plus Plan

                                                                             Schedule I: Part IV - Line 4i - Schedule of Assets Held
                                                                                                             As of December 31, 2002

       Morgan Stanley                         Collective Investment in Institutional
                                                International Equity Fund                                   2,300

       MAS Value Advisor                      Collective Investment in Medium Company Stock Fund            1,720

       Fidelity Investments                   Collective Investment in Real Estate Specialty Fund           9,396

       Harbor                                 Collective Investment in Capital Appreciation Fund            4,390

       UBS Global                             Collective Investment in Balanced Pre-Mixed Fund                640

       MFS Series                             Collective Investment in Total Return Fund A                    615

       Participant Loans                      Loans With Maturities Varying From One to Four
                                                Years (or up to 15 Years for Purchase of a
                                                Primary Residence) and Interest Rates of 5.25 to
                                                10.5%                                                      64,397
                                                                                                       -----------
                                               Total                                                 $  1,524,096
                                                                                                       ===========

  *    Party-In-Interest

                                                  SIGNATURES
                                                  ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            SOUTHERN CALIFORNIA EDISON COMPANY
                                                       STOCK SAVINGS PLUS PLAN

                                            By:           Frederick J. Grigsby, Jr.
                                                 ---------------------------------------------------------------
                                                          Frederick J. Grigsby, Jr.

June 23, 2003